UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 800, Toronto, Ontario, Canada M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits

99.1	Audited annual financial statements – English
99.2	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)
99.3	MD&A – English
99.4	Oil and gas annual disclosure filing (Form 51-101 F1)
99.5	Oil and gas annual disclosure filing (Form 51-101 F3)
99.6	52-109FV1 - Certification of annual filings - CEO (E)
99.7	52-109FV1 - Certification of annual filings - CFO (F)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: April 30, 2015

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development